UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	001-36386
Washington, D.C. 20549

FORM 12b-25	CUSIP NUMBER 40222T104

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gulf Coast Ultra Deep Royalty Trust
Full Name of Registrant

Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 601 Travis Street, 16th Floor
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2023 within the prescribed time period due to a delay in the administrative process for finalizing the Form 10-Q for filing. The Royalty Trust plans to file on or before the fifth calendar day following the prescribed due date.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sarah Newell	512	236-6531
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Royalty Trust expects to report that during the three-month period ended September 30, 2023, the Royalty Trust did not receive royalty income. During the three-month period ended September 30, 2022, the Royalty Trust received royalties of $791,065 related to 104,953 Mcf of natural gas production attributable to the onshore Highlander subject interest with average post-production costs of $0.43 per Mcf and an average sales price of $7.97 per Mcf.

The Royalty Trust expects to report that during the nine-month period ended September 30, 2023, the Royalty Trust received royalties of $401,278 related to 101,352 Mcf of natural gas production attributable to the onshore Highlander subject interest with average post-production costs of $0.67 per Mcf and an average sales price of $4.63 per Mcf. During the nine-month period ended September 30, 2022, the Royalty Trust received royalties of $1,767,784 related to 327,580 Mcf of natural gas production attributable to the onshore Highlander subject interest with average post-production costs of $0.41 per Mcf and an average sales price of $5.80 per Mcf.

The Royalty Trust expects to report that royalty income was lower during the three- and nine-month periods ended September 30, 2023, as compared to the corresponding 2022 periods, primarily due to lower production resulting from the operational issues relating to the sole well producing from the Highlander subject interest and ultimately the shutting in of the well as described in the prior filings of the Royalty Trust.

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Gulf Coast Ultra Deep Royalty Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2023	By	/s/ Sarah Newell
Sarah Newell Vice President The Bank of New York Mellon Trust Company, N.A., as Trustee of Gulf Coast Ultra Deep Royalty Trust

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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